Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year ended December 31,
	2012	2011	2010	2009	2008
Operating earnings before income taxes	$537	$558	$694	$818	$295
Undistributed equity in (earnings) losses of investee	(1)	1	3	2	2
Losses of managed investment entities attributable to noncontrolling interest	98	24	64	—	—
Fixed charges:
Interest on annuities	541	510	444	435	418
Interest expense	85	85	78	67	70
Debt discount and expense	2	2	2	1	2
Portion of rentals representing interest	16	18	14	13	13
EARNINGS	$1,278	$1,198	$1,299	$1,336	$800

Fixed charges:
Interest on annuities	$541	$510	$444	$435	$418
Interest expense	85	85	78	67	70
Debt discount and expense	2	2	2	1	2
Portion of rentals representing interest	16	18	14	13	13
FIXED CHARGES	$644	$615	$538	$516	$503

Ratio of Earnings to Fixed Charges	1.98	1.95	2.42	2.59	1.59

Earnings in Excess of Fixed Charges	$634	$583	$761	$820	$297

E-2